Filed by BlackRock Strategic Equity Dividend Trust
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company:  BlackRock Enhanced Equity Dividend Trust
Commission File No. 811-21784

Contact:
1-800-882-0052

BlackRock Announces Additional Details Related to Proposed Reorganization of Certain
BlackRock Equity Closed-End Funds

New York, December 22, 2011 – BlackRock Advisors, LLC today announced that, at a special meeting of shareholders of BlackRock Strategic Equity Dividend Trust (NYSE:BDT) held today, shareholders of BDT have approved the reorganization of BDT with and into BlackRock Enhanced Equity Dividend Trust (NYSE:BDJ)  (the “BDT Reorganization”).

Special meetings of shareholders of BlackRock Equity Dividend Trust (NYSE:BDV) and shareholders of BDJ were also held today, and each has been adjourned by the chair to allow additional time to further solicit votes of BDV and BDJ shareholders in connection with (i) the proposed reorganization of BDV with and into BDJ (with respect to BDV shareholders) (the “BDV Reorganization” and, together with the BDT Reorganization, the “Reorganizations”) and (ii) the issuance of additional common shares of BDJ in the Reorganizations (with respect to BDJ shareholders), as outlined in the Notice of Joint Special Meeting of Shareholders previously mailed to shareholders.  The reconvened special meeting of BDV and BDJ shareholders will be held at One University Square Drive, Plainsboro, New Jersey at 2:00 P.M. on January 26, 2012.

Subject to approval from BDV and BDJ shareholders and customary closing conditions being satisfied, it is currently expected that each Reorganization would be completed in the first quarter of 2012.  The Reorganizations, if completed, would occur based on the relative net asset values of BDV and BDJ and BDT and BDJ, respectively.  The consummation of either Reorganization is not contingent upon the success of the other Reorganization.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including BDJ, the surviving fund in the Reorganizations. Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and consider in its entirety the Joint Proxy Statement/Prospectus relating to the Reorganizations which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about BDJ.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide. At September 30, 2011, BlackRock’s AUM was $3.345 trillion. BlackRock offers products that span the risk spectrum to meet clients’ needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange-traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. Headquartered in New York City, as of September 30, 2011, the firm had approximately 10,200 employees in 27 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa. For additional information, please visit the firm’s website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each of the funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the fund or in the fund’s net asset value; (2) the relative and absolute investment performance of the fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions; and (12) the ability of BlackRock to integrate the operations of Barclays Global Investors.

Annual and Semi-Annual Reports and other regulatory filings of the funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC's website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the funds. The information contained on BlackRock’s website is not a part of this press release.

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